 Schedule 13G                                                      Page 1 of 8

------------------------------------------------------------------------------
SEC 1745 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION (02-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
         DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
------------------------------------------------------------------------------

                                                             OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response... 11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 5)*

                       EXCHANGE NATIONAL BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK - $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   301309100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule l3d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

http://www.sec.gov/divisions/corpfin/forms/13g.htm                     1/26/2005

Schedule 13G                                                         Page 2 of 8

CUSIP No. 301309100
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
                 THE EXCHANGE NATIONAL BANK OF JEFFERSON CITY, MO 43 1626351
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) NOT APPLICABLE
            (b) NOT APPLICABLE
--------------------------------------------------------------------------------
      3.    SEC Use Only
--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization
--------------------------------------------------------------------------------
Number of    5.    Sole Voting Power                   368,808
Shareso      -------------------------------------------------------------------
Beneficially 6.    Shared Voting Power                 5,000
Owned by     -------------------------------------------------------------------
Each         7.    Sole Dispositive Power              363,771
Reporting    -------------------------------------------------------------------
Person With  8.    Shared Dispositive Power            23,105
--------------------------------------------------------------------------------
      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            391,913
--------------------------------------------------------------------------------
      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
--------------------------------------------------------------------------------

      11.   Percent of Class Represented by Amount in Row (9) 9.4%
--------------------------------------------------------------------------------

      12.   Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
               BK
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

http://www.sec.gov/divisions/corpfin/forms/13g.htm                     1/26/2005

                                                               Page 3 of 8 Pages

ITEM 1:

            (a)   Name of Issuer: Exchange National Bancshares, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  132 East High Street
                  Jefferson City, Missouri  65101

ITEM 2:

            (a) Name of Person Filing: This Schedule 13G is filed by the Exchange National Bank of Jefferson City (the "Bank").

            (b)   Address of Principal Business Office or, if none, Residence:
                  The business address for the Bank is 132 East High Street, Jefferson City, Missouri 65101.

            (c) Citizenship: The Bank is a national banking association organized under the laws of the United States.

            (d) Title of Class of Securities: Common stock, par value $1.00 per share.

            (e)   CUSIP No.: 301309 10 0

ITEM 3:

            If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2
            (b), check whether the person filing is a:

            (a) (X) Bank as defined in Section 3 (a) (6) of the Act. Income Security Act

ITEM  4:    Ownership (as of December 31, 2004)

            (a)   Amount beneficially owned: 391,913 shares.

            (b) Percent of class: The shares identified in paragraph (a) above as being beneficially owned by the Bank represent 9.4% of the 4,169,847 shares outstanding on December 31, 2004.

            (c)   Number of shares of which such person has:

                  (I)   sole power to vote or to direct the vote:
                        368,808 shares.

                                                               Page 4 of 8 Pages

                  (ii) shared power to vote or to direct the vote: 5,000 shares.

                  (iii) sole power to dispose or to direct the disposition of:
                        363,771 shares.

                  (iv)  shared power to dispose or to direct the disposition of:
                        23,105 shares.

ITEM 5:     Ownership of Five Percent or Less of a Class.

            Not applicable.

ITEM 6:     Ownership of More than Five Percent on Behalf of Another Person.

            Of the shares reported in this Schedule 13G, the 391,913 shares reported in this Schedule 13G are held by the Bank as trustee or co-trustee, personal representative or administrator under various individual trusts and estates that exist for the benefit of the respective beneficiaries identified by the applicable trust or estate documentation, as to which shares the Bank has sole voting power as to 368,808 shares, shared voting power as to 5,000 shares, sole investment power as to 363,771 shares, and shared investment power as to 23,105 shares.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

ITEM 8:     Identification and Classification of Members of the Group.

            Not applicable.

ITEM 9:     Notice of Dissolution of Group.

            Not applicable.

                                                               Page 5 of 8 Pages

ITEM 10: Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

                                    EXCHANGE NATIONAL BANK OF
                                          JEFFERSON CITY

                                    By The Exchange National Bank of
                                                Jefferson City

                                    BY: /s/ Sam S. Phillips
                                        ---------------------------------------
                                            Sam S. Phillips
                                            Vice President & Trust Officer

                                                               Page 6 of 8 Pages

                     INFO FOR SCHEDULE 13G (AS OF 12/31/04)
                       SECURITIES AND EXCHANGE COMMISSION

Exchange National Bancshares Held By Bank as Sole Trustee, Sole Personal Representative or Sole Administrator and may be voted per Stinson, Mag & Fizzell (Howard H. Mick) letter dated 5/30/97.

SHARES            TRUST ACCOUNT
-------     --------------------------
    759     Robert E. Chiles Trust
  1,000     Rosanna Vilm Trust
  4,000     Frank Railton Trust A
 22,371     Frank Railton Trust B
116,730     Frank Railton Trust C
  9,609     Cletus Kolb Residuary
 21,500     Lucile Zuendt Trust
 16,425     Mae Floreine Ochsner Trust
  9,000     Margaret Railton Trust
 30,000     Russell & Betty Holt Trust
  4,500     Opal Steiner Estate
-------
235,894     TOTAL

Exchange National Bancshares held by Bank Trust Department which are voted by Authorization of the Trust Agreement. Bank has Dispositive powers.

                   SHARES              TRUST ACCOUNT
                  -------     ----------------------------------
                    7,500     Alice M. Dulle Trust
Sole Vote & Sole    2,240     Joseph J. Mayer Education Trust
  Disposition         720     Mildred B. Rich Trust
                   99,070     Dorothy Ossman Q-tip Trust
                   14,000     Dorothy Ossman Reverse Q-tip Trust
                    4,347     Lois Brooks Davis Trust
                  -------
                  127,877     TOTAL

                                                               Page 7 of 8 Pages

Exchange National Bancshares held by Bank as Trustee for Individual Retirement Trust Accounts with shares voted by Grantor of Trust as Authorized by Trust Agreement. Bank does not have dispositive powers

                  SHARES               TRUST ACCOUNT
                  -------     --------------------------------
                    6,300     Herbert Logan IRA
                    5,655     Loretta Schubert IRA
                    3,067     Gerald W. Abbott IRA
                   21,750     Hugh A. Hutinger IRA
                      900     Shirley A. Hutinger IRA
No Vote and No      7,365     Shirley L. Murphy IRA
 Disposition       38,952     James R. Loyd IRA
                   10,104     Carolyn LePage IRA
                       30     Eileen A. Cremer IRA
                      318     James L. Vossen IRA
                    6,481     Lois Garnett IRA
                    1,312     Michelle Tellman IRA
                   32,806     Charles G. Dudenhoeffer, Jr. IRA
                    9,273     Gerald A. Colvin IRA
                    1,846     Kathleen Bruegenhemke IRA
                  -------
                  146,159     TOTAL

Exchange National Bancshares held by Trust Department with Co-Trustee

                           SHARES                  TRUST ACCOUNT
                           ------   ----------------------------------------------
No vote - Shares not held
   solely by Bank: Co -     5,550   Vic P. Agee Trust
Trustee Votes. Shared
     Disposition           12,555   John C. Scruggs Trust u/w FBO Helen E. Scruggs
                           ------
                           18,105   TOTAL

Exchange National Bancshares held by Trust Department with sole disposition and no voting powers

                                                               Page 8 of 8 Pages

                           SHARES               TRUST ACCOUNT
                           ------   --------------------------------------
Shared vote & Shared
    Disposition             5,000   Hugo Bernel Ochsner Trust u/a 11/17/92

                           SHARES                  TRUST ACCOUNT
                           ------   ------------------------------------------------
No Vote & No Disposition      984   Riverview Cemetery Association Trust  (No voting
                                    - No Dispositive)

Exchange National Bancshares held by Trust Department which can be voted but no dispositive power. Trust Agreement states that stock is to be held. No power to vote. Will vote per Howard Mick letter dated 5/30/97

                           SHARES         TRUST ACCOUNT
                           ------   ---------------------------
Sole Vote & No
 Disposition                5,037   Trust u/w Celeste P. Thomas

Exchange National Bancshares held by Trust Department with sole disposition and no voting powers